FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

MIGENIX Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

Press Release dated October 20, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: October 20, 2004

FOR IMMEDIATE RELEASE

MIGENIX to Present at the Rodman & Renshaw Techvest

6th Annual Healthcare Conference on October 27th

Vancouver, BC, CANADA & San Diego, CA, USA – October 20, 2004 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, will be presenting at the Rodman & Renshaw Techvest 6th Annual Healthcare Conference in New York City.  Jim DeMesa, M.D., President and CEO, will provide a corporate overview and update of the current activities of the company, with a focus on many of the significant near-term milestones.  The presentation is scheduled for 4:15pm Eastern Time on Wednesday, October 27, 2004, at the Waldorf-Astoria Hotel.

The presentation will be available as a live audio and visual web cast on the company's website at www.migenix.com or at http://www.wsw.com/webcast/rrshq4/mgi.to/ (replay available for 90 days following the presentation).

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. With multiple product opportunities in various stages of clinical and preclinical development, the Company’s most advanced clinical programs include drug candidates for the treatment of chronic Hepatitis C infections, the prevention of catheter-related infections, the treatment of Alzheimer’s disease and the treatment of acne. MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

          “Jim DeMesa”

James DeMesa, M.D., MBA

President & CEO

CONTACTS:

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. The Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.